JENNIFER DURHAM KING 312-609-7835 jking@vedderprice.com

January 26, 2006

VIA FACSIMILE, EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail-Stop 4561
Washington, D.C. 20549
Attention: Mr. Todd Schiffman
Mr. Michael Clampitt

Re:	Mutual Federal Bancorp, Inc. Amendment No. 1 to Form SB-2 filed January 3, 2006 File No. 333-129835

Dear Mr. Schiffman and Mr. Clampitt:

On behalf of Mutual Federal Bancorp, Inc. (the “Company”), this letter responds to the comment letter dated January 10, 2006 from Mr. Clampitt with respect to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”). The text of your letter has been included for your reference and the Company’s response is presented below each comment.

Accompanying an overnight copy of this letter is a courtesy copy of Amendment No. 2 to the Registration Statement being filed with the Commission on January 26, 2006, reflecting the changes detailed herein in response to the staff’s comments and certain other updating and conforming changes. Registration Statement page references used in our responses refer to pages of Amendment No. 2.

How We Determined to Offer …, page 6

1.  With regard to the last set of bullets on page 8 (for fully converted ratios of Mutual Bancorp), we note that you indicate 10% of shares outstanding after the offering will be “allocated” to the stock option plan. Revise to instead state that 10% of the shares outstanding after the offering will be used to fund the stock option plan and such shares will come from the 70% to be owned by the Mutual Federal Bancorp.

United States Securities and Exchange Commission
January 26, 2006

The last set of bullet points on page 8 of the prospectus set forth the assumptions used by RP Financial, L.C., applicable to the Company, in preparation of the pro forma fully converted calculations that were different from the assumptions used in the pro forma fully converted calculations for the peer group companies. In the pro forma fully converted calculations, RP Financial is assuming the Company is undergoing a full conversion, or issuing 100% of its stock. Accordingly, it is assumed that 10% of the shares outstanding after the offering would be used to fund the stock option plan. As requested, we have revised the language in the third bullet point of this paragraph on page 8 to clarify this point. Please note that the Company will only be issuing 30% of its outstanding shares in the offering. Accordingly, management expects that the number of options granted under any stock option plan adopted after the offering will be limited to 4.9% of the total number of shares issued in the offering and to Mutual MHC, as described elsewhere in the prospectus.

2.  The 10% for the stock option plan appears to be inconsistent with the disclosures on page 13 wherein it indicates 4.9% of total shares and 16.3% of shares excluding those held by Mutual Federal. Assuming the 4.9% represents plans initiated before 1 year, advise us if the Company’s intent is to have a plan of 4.9% or wait until the year lapses and have a plan with 10%. If so, revise the disclosures herein and on page 13 to so indicate.

As mentioned in our response to comment No. 1 above, we confirm to the staff that management expects that the number of options granted under any stock option plan the Company adopts after the offering will not exceed 4.9% of the total number of shares of common stock issued in the offering and to Mutual MHC. We have revised the language in the second paragraph on page 13 to further clarify.

Our Officers, Directors and Employees will …, pages 12-13

3.  The first sentence of the second paragraph indicates authority to have benefit plans up to 25% of the shares outstanding held by other than Mutual Federal. This appears to be 7.5% of the total outstanding (.25 x .30=.075%). However, the bullet on page 8 states that the option plan alone would equal 10%. Please revise the disclosure herein to clarify how 10% of the total outstanding shares will be issued to the option plan and, if the 25% limitation only applies to plans initiated before 1 year, so state and provide disclosure of the limits after 1 year.

United States Securities and Exchange Commission
January 26, 2006

Please see our response to comment Nos. 1 and 2 above. Also, we have revised the language in the fifth paragraph on page 88 under the subsection titled “Stock Option Plan” and page 89 under the subsection “Recognition and Retention Plan” to clarify that regardless of when the option plan and recognition and retention plan are adopted, we expect that the number of options granted under the stock option plan and shares awarded under the recognition and retention plan will not exceed 4.9% and 1.96%, respectively, of the total number of shares of common stock issued in the offering and to Mutual MHC. This amount is within the limitation set forth in the OTS regulations and our Stock Issuance Plan that provide that we may grant awards under one or more stock benefit plans (other than our ESOP) in an aggregate amount up to 25% of our common stock held by persons other than Mutual MHC (25% of the 30% being issued publicly, or 7.5%).

In addition to the changes to the prospectus made to address the staff’s comments, as noted above, the amended filing also includes the addition of a “Recent Developments” section discussing the Company’s results of operations and financial condition for the two and eleven months ended November 30, 2005 and 2004, as well as the addition of a prospectus supplement relating to the inclusion of the participants in the Company’s 401(k) Plan in the offering, and other updating and conforming changes.

We greatly appreciate your assistance with this filing and thank you in advance for your cooperation. The Company and the selling agent would like to request acceleration of the effectiveness of the Registration Statement and begin selling efforts as soon as possible after filing Amendment No. 2 to the Registration Statement. Accordingly, we would greatly appreciate hearing from you at the earliest possible date if you need any additional information to complete your review of the Company’s filing.

Please call me at 312-609-7835 as soon as possible if you have any questions or further comments. In my absence, please feel free to contact Dan McKay at 312-609-7762.

Very truly yours,

/s/ Jennifer Durham King
 Jennifer Durham King

JDK/bjp
Enclosures
cc:	Mr. Stephen M. Oksas Daniel C. McKay II, Esq. Kip A. Weissman, Esq.